Exhibit 21

List of Subsidiaries

Telco Billing, Inc., a Nevada corporation
Velocity Marketing Concepts, Inc, a Nevada corporation
Local Marketing Experts, Inc., a Nevada corporation
Telco of Canada, Inc., a Nevada corporation
YPCOM.CA.Com, a corporation organized under the laws of Canada
LiveDeal, Inc., a California Corporation
247 Marketing, LLC, a Nevada limited liability company
247 Marketing, Inc., a corporation organized under the laws of the Philippines